

12011593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe Street
(No. and Street)

Austin (City) TX (State) 78751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter L. Wilson, III Exec. V.P., Operations 512/458-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd LLP
(Name – *if individual, state last, first, middle name*)

9575 Katy Freeway Suite 370 (Address) Houston (City) TX (State) 77024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
4/03

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

RAYMOND RICHARD KRISANDA
MY COMMISSION EXPIRES
February 23, 2013

Signature

Exec. V. P., Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying statement of financial condition of Lucien, Stirling & Gray Financial Corporation as of December 31, 2011, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the

audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 27, 2012

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and money market accounts	$42,478
Commissions receivable	-
Refundable Federal income tax	343
Other prepaid expenses	987
Property and equipment, net of accumulated depreciation of $25,445	-
Total assets	$43,808
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 389
Accounts payable, shareholders	-
Total liabilities	389
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding	15,000
Retained earnings (deficit)	28,741
	43,741
Less, Treasury stock, at cost, 5,000 shares	(322)
Total stockholders' equity	43,419
Total liabilities and stockholders' equity	$ 43,808

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Income
Year Ended December 31, 2011

Revenue	
Commission income	$ 209,760
Fees and other income	862
Total revenue	210,622
Expenses	
Commissions	119,806
Regulatory fees	10,265
Other general and administrative expenses	32,836
Total expenses	162,907
Income before tax	47,715
Provision for taxes on income	7,157
Net income	$ 40,558

The accompanying notes are integral part of these statements

	Common Stock		Retained Earnings	Less, Treasury	
	Shares	**Amount**	**(Deficit)**	**Stock**	**Total**
Balances, December 31, 2010	15,000	$ 15,000	$ 28,183	$ (322)	$ 42,861
Net income			40,558		40,558
Less, Dividends paid			(40,000)		(40,000)
Balances, December 31, 2011	15,000	$ 15,000	$ 28,741	$ (322)	$ 43,419

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income (loss)	$40,558
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	-
Change in assets and liabilities	
(Increase) decrease in commissions receivable	15
(Increase) decrease in refundable Federal income tax	2,124
(Increase) decrease in other prepaid expenses	(499)
Increase (decrease) in accounts payable and accrued expenses	(1,377)
Increase (decrease) in accounts payable, shareholders	-
Net cash flows from operating activities	40,821
Cash flows from investing activities:	
Purchase of property and equipment	-
Net cash flows from investing activities	-
Cash flows from financing activities:	
Dividends paid	(40,000)
Net cash flows from financing activities	(40,000)
Net increase (decrease) in cash	821
Cash, beginning of period	41,657
Cash, end of period	$ 42,478

Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for income tax	5,032
Non-cash investing and financing activities:	

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Lucien, Stirling & Gray Financial Corporation (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on May 27, 1992. We are based in Austin, Texas. We use December 31 as a fiscal year for financial reporting purposes.

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. Our principal market area is the Central Texas region. We do not maintain customer accounts and do not handle securities.

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2011, no allowance was deemed necessary.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized

when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Income recognition - Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses. We also receive trailing service fees, which are recognized when received; likewise, commissions paid to our agents against such trailing service fees are recognized when paid.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Uncertainty in financial markets:
During the year ended December 31, 2008, worldwide financial markets experienced severe turmoil. Many stock markets suffered significant declines in values, unemployment increased in many places, and reported corporate profits declined. In addition, many stock prices on stock exchanges around the world declined dramatically. As a result of this financial upheaval, which was widely chronicled, governments around the world took extreme measures in an attempt to stabilize markets. At this time, it is unclear whether the measures will be successful, or how long the financial downturn will continue. While we are optimistic that conditions will improve in the near term, there can be no assurance that will occur. We have not determined the effect, if any, the financial turmoil will have on our business.

Note 3 – Related party transactions:
We are affiliated with Lucien, Stirling & Gray Advisory Group, Inc. ("Advisory Group") through common ownership. For the year ended December 31, 2011, we paid to Advisory Group, Inc. $4,000 in income transfer and $2,371 in billed general and administrative expenses.

Note 4 – Receivable from and payable to broker-dealer and clearing organizations:
Receivables from broker-dealer and clearing organizations include the following:

Receivable from clearing organizations	$ 0
Fees and commissions receivable	0
Total	$0

Payables to broker-dealer and clearing organizations include the following:

Payable to clearing organizations	$ 0
Fees and commissions payable	389
Total	$389

At December 31, 2011, and during the year then ended, we had no subordinated liabilities.

Note 5 - Federal income tax:
We follow applicable FASB Topics regarding *Accounting for Income Taxes*. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards.

We have elected under Internal Revenue Code provisions applicable to brother-sister affiliated corporations to apply an Apportionment Plan to the combined group for the taxable period. For year 2011, the expected rate is 15%.

The provision for Federal income tax consists of the following:

	Year Ended December 31, 2011
Federal income tax attributable to:	
Current operations	$7,157
Net operating loss carryover	(0)
Net provision for Federal income tax	$7,157

At December 31, 2011, there were no deferred tax items and $343 in prepaid taxes.

Note 6 – Leases:
In May 1998, we entered into a new five-year contract to continue leasing office space in the same building we had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease. The lease was assumed by Advisory Group upon its renewal in 2003, and we are not currently a direct party to the lease. Our share of the rent is included in the amount paid to Advisory Group, as described in Note 3, above, and is not separately stated.

Note 7 – Fidelity bond:
We carry a $25,000 fidelity bond as required by FINRA. As of January 1, 2012 the bond amount increases to $100,000 as required by regulation.

Note 8 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $41,785, which was $36,785 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 9 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through February 27, 2012, the date these financial statements are available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 10 - New accounting pronouncements:

Recent accounting pronouncements which are not yet effective are not currently expected to have a material effect on our financial Statements.

Schedule I

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2011

Total stockholders' equity	$ 43,419
Deduct stockholders' equity not allowable for net equity	
Total stockholders' equity qualified for net capital	43,419
Subordinated borrowings	-
Other (deductions) or allowable credits - deferred income taxes	-
Total capital and allowable subordinated borrowings	43,419
Deductions and/or charges	
Non-allowable assets:	
Prepaids: (CRD, Taxes, Advertising Dept.)	(1,330)
Net capital before haircuts on securities positions	42,089
Haircuts on securities positions	(304)
Net Capital	$ 41,785
Aggregate indebtedness	
Total liabilities	$ -
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 36,785
Ratio of aggregate indebtedness to net capital	0.00%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Lucien, Stirling & Gray Financial Corporation. Form X-17A-5.
Accordingly, no reconciliation is necessary.



ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Lucien, Stirling & Gray Financial Corporation

In planning and performing our audit of the financial statements of Lucien, Stirling & Gray Financial Corporation (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their

regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 27, 2012